Filed by URS Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Washington Group International , Inc.
Commission File No. of Subject Company: 001-12054

[The following is our investor presentation at the September 20, 2007 D.A. Davidson Engineering & Construction Conference.]

D.A. Davidson Engineering & Construction Conference
September 20, 2007

Forward Looking Statement
Statements contained in this presentation that are not historical facts may constitute forward-looking statements, including statements relating to the timing of and satisfaction of conditions to our proposed merger with Washington Group International, whether any of the anticipated benefits of the merger will be realized, future revenues, future net income, future cash flows, future competitive positioning and business synergies, future expectations that the merger will be accretive to GAAP and cash earnings per share, future market demand, future benefits to stockholders, future backlog, future debt payments and future economic and industry conditions. The Company believes that its expectations are reasonable and are based on reasonable assumptions. However, such forward-looking statements by their nature involve risks and uncertainties. We caution that a variety of factors could cause the Company’s business and financial results to differ materially from those expressed or implied in the Company’s forward-looking statements. These factors include, but are not limited to: an economic downturn; changes in the Company’s book of business; the Company’s compliance with government contract procurement regulations; the Company’s ability to procure government contracts; the Company’s reliance on government appropriations; the ability of the government to unilaterally terminate the Company’s contracts; the Company’s ability to make accurate estimates and control costs; the Company’s and our partners’ ability to bid on, win, perform and renew contracts and projects; environmental issues and liabilities; liabilities for pending and future litigation; the impact of changes in laws and regulations; the Company’s ability to maintain adequate insurance coverage; a decline in defense spending; industry competition; the Company’s ability to attract and retain key individuals; employee, agent or partner misconduct; risks associated with changes in equity-based compensation requirements; the Company’s leveraged position and ability to service the Company’s debt; the Company’s future indebtedness upon the completion or termination of the Company’s proposed merger with Washington Group International; risks associated with international operations; business activities in high security risk countries; project management and accounting software risks; terrorist and natural disaster risks; the Company’s relationships with its labor unions; the Company’s ability to protect its intellectual property rights; anti-takeover risks and other factors discussed more fully in the Company’s Form 10-Q for the quarter ended June 29, 2007, and in the Company’s preliminary joint proxy statement/prospectus, filed on July 19, 2007, as amended, with the Securities and Exchange Commission (the “SEC”) as well as in other reports filed from time to time with the SEC. These forward-looking statements represent only the Company’s current intentions, beliefs or expectations, and any forward-looking statement speaks only as of the date on which it was made. The Company assumes no obligation to revise or update any forward-looking statements.

Additional Information and Where to Find It
· In connection with the proposed transaction, URS Corporation (“URS”) and Washington Group International (“Washington Group”) filed a preliminary joint proxy statement/prospectus, as amended, with the SEC on July 19, 2007, and URS intends to file a registration statement on Form S-4. Investors and security holders are urged to read the registration statement on Form S-4 and the related preliminary and definitive joint proxy statement/prospectus when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents which URS filed with the SEC by contacting URS Investor Relations at 877-877-8970. Investors and security holders may obtain free copies of the documents which Washington Group filed with the SEC by contacting Washington Group Investor Relations at 866-964-4636.
· URS,Washington Group and their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of URS and Washington Group in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the joint proxy statement/prospectus of URS and Washington Group described above. Additional information regarding the directors and executive officers of URS is also included in URS’ proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2007. Additional information regarding the directors and executive officers of Washington Group is also included in Washington Group’s proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2007, as amended. These documents are available free of charge at the SEC’s website at www.sec.gov and from Investor Relations at URS and Washington Group as described above.

URS Company Overview
Successful growth strategy
– #1 engineering & design services firm in U.S.* – Tier 1 Federal contractor – Two operating divisions
– Approximately 30,000 professionals serving clients in more than 50 countries
* Source: ENR Magazine, April 2007, The Top 500 Design Firms

Key Investment Highlights
· Attractive Operating Risk Profile
– Deliver professional services
– Flexible cost structure
– Diversified markets, services, clients, and geographies
· Positioned for Future Growth
– Acquisition strategy has created a critical mass
– All client sectors poised for long-term growth, driven by:
·Growth in the economy
·Strength in end-markets
·Growing $13.9 Bn book of business
· Financial Strength
– Strong cash flow generation
– Low capital requirements to support growth
– Financial position getting stronger

Successful Execution of Growth Strategy
A Successful Track Record of Integrating Acquisitions
$9.0 $8.8(1) $8.0
PM/CM, Transit, Private Sector $4.0
$7.0
Bn) Commercial / Industrial $ $6.0
Federal O&M (Revenues,
International $5.0 Expansion $4.2
$3.9 $4.0 $3.4
Transportation $3.2
$3.0 Infrastructure/ $2.3 $2.4 Public Sector $2.2
$4.8 $2.0 $1.4 $0.8 $1.0 $0.4 $0.3 $0.1 $0.0 1990 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007
URS Market
Position(2) #17 #7 #6 #2 #1 #1 #1 #1 #1 #1 #1 NA
(1) Based on combined 2007 revenues as if the transaction closed on 1/1/07; $4.0Bn and $4.8Bn of revenues for Washington Group International and URS, respectively, based on the most recent guidance (middle of the range for Washington Group International).
(2) Ranking by ENR Magazine for the respective year. 6

Diversified Revenue Base
Q2’07 Revenues
International
State & Local Government
10% 22% Federal – URS 11% 41% 27%
Private Industry
30%
Federal – EG&G

Diversified Market Portfolio URS EG&G
· FY06 revenues: $2,805 MM • FY06 revenues: $1,451 MM
· #1 engineering design • Tier 1 federal contractor for services firm in U.S.* support services
Installations and Homeland Security Water / Wastewater Logistics Industrial 10% 7% Transportation 19% Infrastructure 25% 15% & Process 20% 30%
74% Facilities Environmental Defense Systems
* Source: ENR Magazine, April 2007, The Top 500 Design Firms

Federal Sector: Business Overview
· Serve over 25 federal agencies
– 85% DoD and Homeland Security
Sandra Day O’Connor US Courthouse
· Key Markets
– Defense systems – Homeland security – Installations and Logistics
– Environmental
– Facilities Toole Chemical Agent Disposal Facility

Federal Sector: Long Term Growth Drivers
· Increasing DoD and DHS budgets; continued outsourcing trend
· Significant growth in O&M spending and military construction; O&M spending forecast to increase to over $235 Bn in FY08
· High operational tempo impact on platforms
· FY08 $483 Bn DoD baseline request plus $142 Bn FY08 DoD Supplemental request
· Major base realignment and closure (BRAC) program- $20 Bn market; $10 Bn addressable by URS
DoD Topline Budget Significant O&M Spending DHS Topline Budget
700.0 2008 DoD Request With Supplemental 40.0 9.8% CAGR FY05-FY08 Milcon & Housing 3.6% CAGR FY07-FY11 Other 2% 35.0 4% 600.0 Rev & Mgmt 1%
30.0
500.0 RDT&E 25.0 12% Military Personnel 400.0 22% Billions 20.0 Billions $300.015.0 $ 200.0 Procurement 10.0 22% O&M 5.0 100.0 37%
0.0
0.0 FY07 FY08 FY09 FY10 FY11 FY05 FY06 FY07 FY08 DiscretionaryAddressable
Total 051 O&M Source: DoD Source: URS estimates based FY08 Budget Request upon GEIA Vision 2006 Forecast. Source: DoD FY08 Budget Submission

Federal Sector: Projects
• Contract Field Teams (CFT) — U.S. Air Force/ U.S. Army
– DOD contractor providing maintenance and repair services to military ground and aviation systems worldwide
• Undergraduate Flight Training (UFT)-U.S. Air Force
– Aircraft flight training for pilot trainees including academics, simulator instruction and curriculum development
• Hickam Air Force Base- U.S. Air Force
– Provide design and construction services for a 60,000 sq. ft. corrosion control hangar and 20,000 sq. ft. maintenance shop to support the beddown of C-17 aircraft

State and Local Sector: Business Overview
· Key markets – Transportation – Facilities – Water/Wastewater
· Competitive advantages Baltimore/Washington International Airport – Presence in all 50 states – Long term relationships
· Long term growth drivers – Strength of state budgets – Growing demand to rebuild and Los Angeles Central Library upgrade aging infrastructure – Bond measures – SAFETEA-LU funding – Public Private Partnerships
17th Street Causeway Bridge

State/Local Sector: Projects
• Homeland Security
– Vulnerability assessments, exercises supported by state and local grant programs
–EG&G expertise, URS office network
· Sacramento-San Joaquin Delta
– Project management, geotechnical, civil and environmental design, and construction inspection of California’s eroding levee system
· I-80 East (San Francisco) to I-580 East (Oakland) Connection
– Emergency demolition of upper roadway
– Construction services to one of the busiest freeway interchange complexes in the U.S.

Private Sector: Business Overview
· Strong recurring revenue base – Growing importance of Master Service Agreements (MSAs) – Approximately 2,300 clients, including more than half of Fortune 500
· Broad range of services – Environmental engineering and compliance support – Process engineering – Facilities design
· Long term growth drivers – Economic growth – Outsourcing trends: consolidation of suppliers – Increasing significance of MSAs – Environmental regulations
· Growing market for SO2 reduction

Private Sector: Projects
• Tennessee Valley Authority
–$ 1.5 Bn multi-year flue gas desulphurization (FGD) scrubber program
– A 60/40 JV with Mitsubishi Heavy Industries; JV controlled by URS
· BP Environmental Program
– Providing investigation, environmental consulting and remediation services
– Two multi-year contracts with maximum value of $130 MM
· DuPont Outsourcing Partnership
– Exclusive relationship for environmental services
– On-going since 1997

Financial Review

Balance Sheet ($ in millions) As of As of June 29, 2007 Dec. 29, 2006
Current Assets $1,422 $1,374
Property and Equipment, net 170 163
Goodwill 1,007 989
Other Assets 36 55
Total Assets $2,635 $2,581
Current Liabilities excluding current portion of long-term debt $ 751 $ 767
Total Debt 132 169
Other Liabilities 146 135
Minority Interests 7 3
Stockholders’ Equity 1,599 1,507
Total Liabilities and Stockholders’ Equity $2,635 $2,581

Income Statement ($ in millions, except per share data) Three Months Ended June 29, 2007 June 30, 2006 Revenues $1,247 $1,070 Direct operating expenses 835 691 Gross Profit 412 379 Indirect, general and admin. expenses * 345 317 Operating Income * 67 62 Interest expense 4 6 Income before taxes 63 56 Income tax expense 26 24 Net Income $ 37 $ 33 Fully Diluted EPS $ 0.70 $ 0.63 Diluted weighted average shares 53 52 * Indirect, general and admin. expenses and operating income include minority interest.

Cash Flow Statement ($ in millions) Three Months Ended June 29, 2007 June 30, 2006 Operations: Net income $37 $33 Depreciation and amortization 10 10 Changes in assets and liabilities 19 2 Other 7 6 Net cash from operating activities 73 51 Other: Capital expenditure (8) (5) Debt payments, net of borrowings (39) (61) Proceeds from ESPP and stock option exercises 1 9 Proceeds from common stock offering, net of related expenses — - Other (28) 23 Total Other (74) (34) Net change in cash (1) 17 Cash & cash equivalents at beginning of period 65 60 Cash & cash equivalents at end of period $64 $77

Growing Book of Business ($ in millions)
$13,863
14,000 $12,405 $1,136 12,000 $11,471 $1,010 $10,073 *$1,092 $5,028 10,000 $9,063 * $1,367 $5,178 MM)$1,358 8,000 $5,065 $( $3,550 $1,951 6,000 $2,893 $1,580 $1,333 $1,476 4,000 $1,150 $5,748 $3,823 $4,637 2,000 $3,662 $3,838 0 FY 2003 FY 2004FY 2005 FY 2006 Q2’07 Backlog Designations IDCs Option Years
* As of October 31, 2003 and October 31, 2004, respectively.

Washington Group Acquisition: Strategic Rationale
Creating a Well Diversified “Single-Source” Engineering, Construction and Management Services Company
· Leadership Positions in Key Growth Markets
–Infrastructure and Power –DoE and DoD
· Industry Leading Global Scale
– Combined revenues of $8.8 Bn(1) and 55,400 employees and projects in over 60 countries
· Broader Service Capabilities
– From Front-End Engineering to O&M
– Larger and more complex full-service program management
· Strong Financial Position
– Industry leading revenue and EBITDA
– Strong backlog and cash flows
(1) Based on combined 2007 revenues as if the transaction closed on 1/1/07; $4.0Bn and $4.8Bn of revenues for Washington Group International and URS, respectively, based on the most recent guidance (middle of the range for Washington Group International).

Transaction Overview
Per Share • $43.80 in cash and 0.772 share of URS stock Consideration • Valued at $80.00 per Washington Group share based on URS closing price on 5/25/07 of $46.89
· Implied consideration mix of 55% cash / 45% stock
· Post transaction, Washington Group stockholders will own approximately 32% of URS
Transaction Value • $2.6 Bn Equity Value as of 5/25/07 Financing • Fully committed financing for cash portion of consideration Tax Consideration • Stock portion of merger consideration intended to be tax-free to Washington Group stockholders
Approval Process• URS and Washington Group stockholder approvals •Regulatory and government approvals Expected Closing• 2H 2007, subject to customary closing conditions

Capital Structure
· Estimated debt at closing: $1.4 Bn
– Consideration includes 45% equity to optimize capital structure – Estimated Debt/Total Cap of 34% at Closing
– Estimated Debt/EBITDA of ~3.4x is very manageable and lower than our past acquisitions
· Committed to deleveraging and maintaining a strong balance sheet
– Significant combined free cash flow generation
– URS has demonstrated its ability to de-lever post acquisitions (from nearly $1 Bn in 2002 to $0.2 Bn in 2006)
– Sufficient capacity for Letters of Credit and bonding needs

Financial Benefits
• Cash EPS expected to be Accretive in 2008 and beyond
– GAAP EPS neutral to accretive in 2008 and accretive in 2009 and beyond
– Does not include impact of potential revenue synergies
· Combined Backlog > $11 Bn
· Industry Leading EBITDA
· Strong Cash Flows

EBITDA Reconciliation
2006 EBITDA Reconciliation
Washington
($MM) URS Group Combined
Net Income 113.0 80.8 Taxes 83.9 30.6 Interest Expense (1) 19.7 11.3 Depreciation and Amortization 38.0 45.0
EBITDA 254.6 167.7 422.3
In addition to the financial measures prepared in accordance with GAAP, we use the non-GAAP financial measure “EBITDA.” EBITDA is defined as net earnings (loss) before interest, taxes, depreciation and amortization expense. EBITDA is not a measure of operating performance under GAAP. We believe that the use of this non-GAAP measure helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts our performance, especially when comparing such results to previous periods or forecasts. When analyzing our operating performance, investors should not consider this non-GAAP measure as a substitute for net income prepared in accordance with GAAP.
(1) Interest expense includes write-off of deferred financing fees of $5.1 MM for Washington Group

Corporate Office
600 Montgomery Street, 26th Floor San Francisco, CA 94111 investor_relations@urscorp.com